Exhibit 99.1

COSCIENS Biopharma Inc. Announces Results of Shareholder Meeting and Appointment of Full-Time CEO

TORONTO, ONTARIO, June 18, 2026 – COSCIENS Biopharma Inc. (TSX: CSCI) (OTCQB: CSCIF) (“COSCIENS” or the “Company”) announced the results from its annual general and special meeting of shareholders (the “Meeting”).

At the Meeting, all matters put to shareholders for consideration and approval, as set out in the Company’s management proxy circular dated May 18, 2026 (the “Circular”), were approved by the requisite number of votes cast at the Meeting, including (1) the re-election of all director nominees, (2) the re-appointment of Deloitte LLP as auditors, and (3) the authorization to proceed with the changes in the Company’s share capital the (“Share Capital Amendment”), consisting of (i) the consolidation (the “Consolidation”) of the Company’s common shares (“Common Shares”) on the basis of one post-Consolidation Common Share for every 150 pre-Consolidation Common Shares (the “Consolidation Ratio”); and (ii) the immediate subsequent split (the “Split”) of the Common Shares on the basis of 50 Common Shares for every one post-Consolidation Common Share.

The complete voting results of all matters voted on at the Meeting are available on SEDAR+ under the Company’s issuer profile at www.sedarplus.ca.

The Company will provide further information with respect to the proposed Share Capital Amendment in due course.

Peter Puccetti Appointed as Full-Time CEO

The Company is also pleased to announce that Peter H. Puccetti, Chairman of the Company’s board of directors, and who has been serving as Interim Chief Executive Officer since November, has been appointed as the Company’s permanent full-time President and CEO, effective immediately. In his role, Mr. Puccetti will continue to aim to strengthen operational performance and align resources with key strategic priorities, building upon the objectives advanced during his interim tenure.

Mr. Puccetti said, “Along with the rest of the Board, I am looking forward to building upon the improved foundation we now have at COSCIENS. Shareholder value creation is our prime focus and we are encouraged by our early efforts in this regard”.

About COSCIENS Biopharma Inc.

COSCIENS is a holding company, operating through its subsidiaries. COSCIENS’s principal operating subsidiary, Ceapro Inc. (“Ceapro”) is focused on the development and commercialization of natural, plant-based active ingredients derived from oats and other renewable plant resources, using proprietary manufacturing and extraction technologies. Ceapro’s primary active ingredient business activities relate to the development and commercialization of natural products for personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems.

The Company’s common shares are listed on the TSX under the symbol “CSCI” and are listed and posted for trading on the OTCQB® Venture Market under the symbol “CSCIF”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward- looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward- looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to the Share Capital Amendment.

These statements are based on current expectations and assumptions, including factors or assumptions factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risks Relating to Us and Our Business” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Issuer Contact:

Peter H. Puccetti

CEO and Chairman of the Board

pp@cosciensbio.com

Giuliano La Fratta

Chief Financial Officer

glafratta@cosciensbio.com

Investor Contact:

IR@cosciensbio.com